Burns Philp

02060584

02 DEC 12

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 2 9227 9371
FAX: (02) 9223 1234

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**12 December 2002**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**8 pages (including cover sheet)**

SUPPL

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
DEC 3 0 2002
THOMSON
FINANCIAL

Att.

dlw 12/18

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

12 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER

Please find attached copy of Form 604, Notice of change of interests of substantial shareholder, lodged by Rank Group Limited ("Rank"). This change has resulted from subsidiaries of Rank being issued 250,000,089 ordinary shares following their exercise of options today.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BURNS, PHILP & COMPANY LIMITED (the "Company")

ACN/ARSN ACN 000 000 359

1. Details of substantial holder (1)

Name RANK GROUP LIMITED ("Rank") and each of the companies listed in Annexure "A" ("Rank Group") and Mr. Graeme Hart

ACN (if applicable)

There was a change in the interests of the substantial holder on 12/12/02

The previous notice was given to the company on 12/12/01

The previous notice was dated 12/12/01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	105,542,326	13.743%	355,542,415	33.77%
			]	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/12/02	Kintron Developments Limited	he exercise of 8,680,000 of the 00,000,000 options to cquire shares in the ompany which Kintron evelopments Limited cquired from Trimark nvestment Management nc. in December 1999. he exercise of these ptions in the Company ncreased Rank's interest n the Company to 9.99% of the issued hare capital of the ompany.	$13,736,000 (the exercise price for each options is $0.20)	68,680,000 Ordinary shares	68,680,000

12/12/02	Kintron Developments Limited	The exercise of 145,310,100 of the 577,763,305 options to acquire shares in the Company whose exercise was approved by the Company's shareholders at an extraordinary general meeting of the Company held on 26 February 1998.	$29,062,020 (the exercise price for each options is $0.20)	145,310,100 Ordinary shares	145,310,100
12/12/02	Millstreet Investments Limited	The exercise of 36,009,989 options to acquire shares in the Company whose exercise was approved by the Company's shareholders at an extraordinary general meeting of the Company held on 11 June 1999	$7,201,997.80 (the exercise price for each options is $0.20)	36,009,989 Ordinary shares	36,009,989
12/12/02	Rank	The exercise of options to acquire shares in the Company by Kintron Developments Limited and Millstreet Investments Limited, referred to above.		250,000,089 Ordinary shares	250,000,089
12/12/02	Rank Group	The exercise of options to acquire shares in the Company by Kintron Developments Limited and Millstreet Investments Limited, referred to above.		250,000,089 ordinary shares	250,000,089
12/12/02	Mr. Graeme Hart	The exercise of options to acquire shares in the Company by Kintron Developments Limited and Millstreet Investments Limited, referred to above.		250,000,089 Ordinary shares	250,000,089

4. Present relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Kintron Developments Limited	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	241,368,788 Ordinary shares	241,368,788
Millstreet Investments Limited	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	114,173,627 Ordinary shares	114,173,627

Rank	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	241,368,788 Ordinary shares	241,368,788	
Rank	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627	
Rank Group	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	241,368,788 Ordinary shares	241,368,788	
Rank Group	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627	

Mr Graeme Hart	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	241,368,788 Ordinary shares	241,368,788
Mr Graeme Hart	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Kintron Developments Limited	Kintron Developments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Millstreet Investments Limited	Millstreet Investments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Rank Group	Members of the Rank Group are associate of Rank and each other pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act
Mr Graeme Hart	Mr Hart is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kintron Developments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Millstreet Investments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank Group	See Annexure "A"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **G.R. HART** capacity **Director**

sign here date **12/12/2002**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 603

This is Annexure "A" of **1** page referred to in Form 604 signed by me and dated 12 December 2002.

Date 12 December 2002

Director

Members of Rank Group

Rank Group Limited - AK100090
Kintron Developments Limited - AK860967
Bluemont Properties Limited - AK921168
Zelda Holdings Limited - AK921165
Buckvale Enterprises Limited - AK921167
Millstreet Investments Limited - AK635613
Rank Holdings Limited - AK1188967
Rank Commercial Limited - AK1188966
Rank Investments Limited - AK1188968
Bredgar Investments Limited - AK8704361
Tenham Investments Limited - AK1197306
Berengrove Investments Limited - AK1197305
Barberton Investments Limited - AK921169
New Zealand Dairy Foods Limited - AK45065
New Zealand Dairy Foods Holdings Limited - AK1197309
Algoma Investments Limited - AK581415
Felham Enterprises (Cayman) Limited - Registered in the Cayman Islands.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYNDEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 2 9227 9371
FAX: (02) 9223 1234

02 DEC 12 AM 10:51

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**12 December 2002**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**18 pages (including cover sheet)**

SUPPL

APPENDIX 3B - EXERCISE OF OPTIONS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

12 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose two Appendices 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of a total of 250,000,089 Ordinary Shares issued pursuant to the exercise of 250,000,089 Options by Rank Group Limited subsidiaries today. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,052,862,887	ordinary shares fully paid (BPC)
797,393,289	converting preference shares fully paid (BPCPA)
979,367,307	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,680,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 68,680,000 Options (ASX Code BPCO) acquired by Kintron Developments Limited from Trimark Investment Management Inc on 9 December 1999.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 871,542,798	(a) Ordinary Shares
(b) 797,393,289	(b) Converting Preference Shares
(c) 1,160,687,396	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 December 2002
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philip & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	181,320,089
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of Millstreet Investments Limited's entire optionholding of 36,009,989 Options (ASX Code BPCO) as approved by shareholders at the extraordinary general meeting of Burns, Philp & Company Limited held on 11 June 1999. Issued upon the exercise of 145,310,100 Options (ASX Code BPCO) acquired by Kintron Developments Limited as approved by shareholders at the extraordinary general meeting of Burns, Philp & Company Limited held on 26 February 1998.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,052,862,887*	(a) Ordinary Shares
(b) 797,393,289	(b) Converting Preference Shares
(c) 979,367,307	(c) Options

* Includes 68,680,000 shares in respect of which an Appendix 3B was given to ASX on 12 December 2002.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under

+ See chapter 19 for defined terms.

sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 December 2002
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

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